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K R A M E R    L E V I N    N A F T A L I S    &    F R A N K E L    LLP

December 7, 2007

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Edwin Kim

  Re:
  Aldabra 2 Acquisition Corp. Preliminary Proxy Statement on Schedule 14A (SEC File No. 001-33541), originally filed on October 26, 2007.

Ladies and Gentlemen:

        On behalf of Aldabra 2 Acquisition Corp., a Delaware corporation (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1934, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the "Commission") a complete copy of the revised Preliminary Proxy Statement of the Company (the "Preliminary Proxy Statement").

        This amendment reflects certain revisions to the Preliminary Proxy Statement, as filed with the Commission on October 26, 2007, in response to the comment letter addressed to Jason Weiss, dated November 27, 2007, from the staff of the Commission (the "Staff"). In response to the Staff's request in that same letter regarding the provision of certain acknowledgements, a letter from the Company that provides the requested acknowledgements is attached hereto as Exhibit A.

        The Company has referenced in its responses the appropriate page numbers of the Preliminary Proxy Statement. The numbered paragraphs below set forth the Staff's comments together with the Company's responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Preliminary Proxy Statement.

General

1.
Please include Aldabra 2 Acquisition Corp.'s ("Aldabra") website address in an appropriate location in the proxy statement.

  Response: The Company has added the requested disclosure on page 3 of the letter to stockholders and on page 20 of the Preliminary Proxy Statement.

2.
Please provide the disclosure required by Item 5 of Schedule 14A. This information should be included in the summary.

  Response: The Company has expanded the requested disclosure on pages 8, 9, and 81-83 of the Preliminary Proxy Statement.

3.
Please provide the disclosure required by Item 23 of Schedule 14A or advise us why the disclosure is not necessary.

  Response: Pursuant to Item 23 of Schedule 14A, disclosure is required only if the Company is householding its proxy materials. The Company will not be householding its proxy materials. As such, one set of proxy materials will be delivered to each stockholder, and no disclosure is required.

4.
In the appropriate places, please disclose in more detail the role or relationship of Madison Dearborn Partners and OfficeMax with BPP.

  Response: The Company has added the requested additional disclosure on pages 2, 9, 33 and 82 of the Preliminary Proxy Statement to clarify their respective share ownership.

5.
Please consider adding a diagram showing the corporate structure of Boise Paper Products and the other companies to better help the investors understand the acquisition transaction and the resulting combined company.

  Response: The Company has expanded the requested disclosure on page 3 of the Preliminary Proxy Statement.

6.
Please provide, in the appropriate section, more details of OfficeMax's indemnification obligations pursuit to the 2004 Purchase and Sales Agreement. In particular, please disclose the amounts and other significant terms, including how long such indemnification will occur. Also, please disclose the amounts OfficeMax has had to indemnify BPP since 2004 for litigation and other liabilities.

  Response: The Company has added the requested additional disclosure on page 222 of the Preliminary Proxy Statement and revised the related risk factor on page 45 of the Preliminary Proxy Statement.

7.
Please provide the disclosure required by Items 402 and 404 of Regulation S-K, as if the private operating company, Boise Paper Products ("BPP"), were completing its initial public offering.

  Response: The Company respectfully directs the Staff to the disclosure on pages 203-216 of the Preliminary Proxy Statement under the heading "Compensation Discussion and Analysis—Boise Paper Products" and the compensation tables that follow, which provide the disclosure required by Item 402 as if BPP were completing its initial public offering. The Company has revised the disclosure on page 222 under the heading "Certain Relationships and Related Party Transactions" to include a discussion of the historical agreements between BPP and OfficeMax.

Summary of the Proxy Statement, page 1

Purchase Price, page 3

8.
Please provide an alternate purchase price scenario on page 4 that provides for the maximum conversion of 39.99% of the IPO shares.

  Response: The Company has added the requested disclosure on page 5 of the Preliminary Proxy Statement.

9.
We note that the purchase agreement provides that the seller will not receive shares that would cause it to hold in excess of 49% of Aldabra's common stock immediately following the closing of the acquisition. Address, in an appropriate location in the proxy statement, the funding necessary to compensate (cash or notes) for any shares issued in excess of 49% of the outstanding shares of Aldabra 2. We note your disclosure on page 88 that if greater than 30% of the IPO shares convert, then the cash paid to the Sellers will be replaced by shares. Clarify whether there could be a scenario in which 39.99% of the IPO shares convert and there are no shares to issue to the seller as you have reached the maximum 49% of the outstanding shares that they can own. Address where the company expects the cash and/or note funding will come from.

  Response: The Company respectfully notes the requested disclosure in the letter to stockholders and on page 4, page 34 ("Risk Factors—The consideration to be paid as part of the Acquisition is subject to change....") and in the pro forma financial statements on pages 125-126 and 128 (sources and uses in note 2 and note 4(s)) regarding the payment by Aldabra to the Seller of a subordinated promissory note in lieu of any shares in excess of 49%. The Company has clarified in the letter to stockholders and on pages 27 and 37, that such funding will be from the issuance of a subordinated promissory note (rather than in cash or a subordinated promissory note). While the Company has the option under the terms of the purchase agreement of making up for this shortfall in cash or through the issuance of a note, the Company does not anticipate that it would have sufficient cash to pay the Seller and that it would instead pay for the balance of the purchase price through the issuance of a subordinated promissory note. On page 113, the Company respectfully notes the proviso to the referenced sentence, which states:

  "... provided that in lieu of a portion of the Aldabra common stock otherwise payable to the Seller, the Seller shall receive a subordinated promissory note."

Questions and Answers About the Proposals, page 13

How Do I Exercise My Conversion Rights?, page 15

10.
Please clearly explain the steps the stockholders have to take to exercise their conversion rights. Please also explain whether an investor can remedy an improperly executed demand for conversion.

  Response: The Company has added the requested disclosure on page 17 of the Preliminary Proxy Statement.

Comparative Historical and Unaudited Pro Forma Per Share Information, page 26

11.
In accordance with Item 14(b)(10) of Schedule 14A, please revise to present BPP's income (loss) per share, pro forma income (loss) per share and cash dividends declared per share for the most recent fiscal year and subsequent interim period.

  Response: The Company respectfully advises the Staff that it does not believe BPP's historical income (loss) per share is meaningful since the BPP business was held in operating subsidiaries of the Seller during the relevant period. The Company has therefore presented historical and pro forma income (loss) per share for Aldabra only. The Company has revised the disclosure on page 30 to add the following explanation: "Historical per share data is not presented for BPP because BPP consists of the paper and packaging and newsprint businesses of the Seller and is comprised of the Paper Group: Boise White Paper, Boise P&N and Boise Transportation, and assets and liabilities related to the operation of the paper, packaging and newsprint, and transportation businesses of the Paper Group and most of the headquarters operations of the Seller. For historical periods, per share information is not available for BPP because these businesses were not held in a single legal entity."

Risk Factors, page 27

12.
Please add a risk factor relating to the risks associated with your corporate existence ceasing on June 19, 2009 and the liquidation process and with potential claims that could be brought against the trust.

  Response: The Company has added the requested disclosure on pages 32 and 38-40 of the Preliminary Proxy Statement.

13.
Revise risk factor 2 to address in more detail the restrictions on your business activities pursuant to the terms of the Investor Rights Agreement.

  Response: The Company has added the requested disclosure on pages 31-32 of the Preliminary Proxy Statement.

14.
Please revise risk factor 7 to indicate your expected annual debt service obligation if 39.99% of Aldabra's conversion rights are exercised.

  Response: The Company has added the requested disclosure on page 34 of the Preliminary Proxy Statement.

15.
In addition to the long-term contract with OfficeMax to supply uncoated free sheet paper, please discuss the risks related to the possible termination of the long-term contracts with Abitibi and Forest Capital Partners, L.L.C.

  Response: The Company respectfully submits that further disclosure is not necessary because BPP does not view as material either the Abitibi newsprint marketing agreement or the individual fiber supply agreements with Forest Capital Partners, L.L.C. Unlike the OfficeMax Paper Purchase Agreement, the Company does not deem the risk of a possible termination of either the Abitibi marketing agreement or any of the Forest Capital Partners, L.L.C. agreements as posing a material risk to investors.

  The newsprint marketing agreement with Abitibi is subject to termination during 2008. As a result of a changing business environment, BPP management expects the Abitibi agreement to be modified, extended on similar or modified terms, or terminated during the next twelve months. While BPP values its relationship with Abitibi, and the current arrangement is working well, a decision by either party to terminate or modify the agreement would not have a material effect on either BPP's ability to operate or its financial results. Prior to the arrangement with Abitibi, the mill had successfully marketed newsprint on its own and could return to the same model with minimal investment and little business disruption. In some instances, the Company would be better positioned than Abitibi to serve several key newsprint markets, particularly in Texas. Because of its limited term and the expectation of a modified or terminated business relationship with little or no resulting adverse effect, BPP does not deem the agreement with Abitibi to be material.

  In connection with the sale of the Company's timberlands in 2005, BPP entered into a series of agreements with Forest Capital Partners, L.L.C. to supply fiber at market prices to a number of its manufacturing locations. The amount of fiber supplied by Forest Capital Partners, L.L.C. varies by location, but no single BPP location derives more than a third of its fiber supply from Forest Capital Partners, L.L.C. While BPP values its relationship with Forest Capital Partners, L.L.C., no individual fiber supply agreement is material to the Company's overall operations or financial performance. Termination of any individual supply agreement with Forest Capital Partners, L.L.C. would have little or no effect since BPP would continue to be the largest purchaser of timber in the relevant market area. The Company believes this would result in a continued purchase and sale relationship with Forest Capital Partners, L.L.C. at market prices even if a supply agreement were terminated. The Company has modified the disclosure on pages 162 and F-54 of the Preliminary Proxy Statement to eliminate references to Forest Capital Partners, L.L.C.

16.
Please add a risk factor relating to affect on shareholders if the company is unable to be listed on the NYSE or the NASDAQ Global Market exchanges.

  Response: The Company has added the requested disclosure on page 38 of the Preliminary Proxy Statement.

The Special Meeting, page 41

Voting Your Shares, page 43

17.
Please explain the statement on pages 43 and 44 that a failure to vote will have the same effect as a vote against adoption of the acquisition proposal. We note your statement in your letter to shareholders that "the affirmative vote of the holders of a majority of the shares of Aldabra common stock outstanding as of the Record Date, voting in person or by proxy at the special meeting, is required to approve the Acquisition proposal...." It appears that the vote is only a majority of those present or represented by proxy and entitled to vote.

  Response: The Company has revised the letter to the stockholders and the notice of a special meeting, and has also revised the disclosure on pages 19, 50 and 51 of the Preliminary Proxy Statement.

The Acquisition Proposal, page 46

Background of the Acquisition, page 47

18.
Please revise to clarify the criteria used to narrow the search from the 15 potential targets to the five potential targets including the Seller.

  Response: The Company has revised the disclosure on page 54 of the Preliminary Proxy Statement.

19.
Please indicate the time frame of your discussions with the 5 potential target companies with whom you entered into non-disclosure agreements.

  Response: The Company has added the requested additional disclosure on page 54 of the Preliminary Proxy Statement.

20.
Revise to briefly describe the four other potential target companies with whom you entered into non-disclosure agreements. Also briefly indicate why you did not pursue additional discussions with the noted target companies.

  Response: The Company has added the requested additional disclosure on page 54 of the Preliminary Proxy Statement.

21.
Please clarify whether Aldabra entered into any agreements with the entities through which you identified potential acquisition targets other than BPP. State whether any finder's fees were paid or will be paid, either by Aldabra, BPP, or the combined entity.

  Response: The Company has added the requested additional disclosure on pages 54 and 61 of the Preliminary Proxy Statement.

22.
Provide a more detailed discussion of the contacts made between Aldabra and MDP. For example, did any discussions concerning acquiring BPP occur between officers and directors of Aldabra and MDP, or their principals, prior to the formation of Aldabra or its offering going effective on June 19, 2007? Did Aldabra Acquisition Corporation ever consider acquiring BPP prior to acquiring Great Lakes Dredge & Dock Corporation?

  Response: The Company has added the requested additional disclosure on pages 55-60 of the Preliminary Proxy Statement. The Company advises the Staff that no officer or director of the Company ever had any discussions of any kind with MDP or any of MDP's principals with regard to entering into any kind of transaction with BPP or Boise Cascade prior to June 22, 2007. The Company further notes that Aldabra Acquisition Corporation never had any discussions, at any level, with MDP or any other entity with regard to entering into any kind of transaction with BPP or Boise Cascade.

23.
Please advise us whether the pre-existing relationships noted in the final paragraph on page 47 are all of the material pre-existing relationships between Aldabra 2 Acquisition, its management or any initial shareholders with MDP or its affiliates.

  Response: There are no other material pre-existing relationships.

24.
Revise to indicate when Aldabra Acquisition Corporation approached Great Lakes Dredge & Dock Corporation regarding its merger.

  Response: The Company has added the requested disclosure on page 55 of the Preliminary Proxy Statement.

25.
Please clarify the "other representatives" who participated in discussing valuation multiples with Mr. Weiss.

  Response: The Company has added the requested disclosure on page 56 of the Preliminary Proxy Statement.

26.
Advise us of the nature of the financial analysis prepared by the seller and its financial advisors given to Mr. Weiss on July 12, 2007. We may have further comment.

  Response: The Company advises the Staff that financial data for other paper companies, including sales, EBITDA margins, EBIT margins and trading data were provided to Mr. Weiss on July 12, 2007.

27.
Discuss each meeting in detail. Describe the substance of all material discussions. Wherever possible, identify the individuals at each meeting.

  Response: The Company has added the requested additional disclosure on pages 55-60 of the Preliminary Proxy Statement.

28.
Describe, in greater detail, discussions during the period between August 8, 2007 and August 29, 2007.

  Response: The Company has added the requested additional disclosure on pages 59-60 of the Preliminary Proxy Statement.

29.
Discuss the negotiations of the merger in greater detail. Please explain in detail how the final consideration for BPP was determined. Discuss whether and/or how Houlihan Lokey participated in determining the consideration to be paid to the Boise Cascade LLC.

  Response: The Company has added the requested additional disclosure regarding the merger negotiations and the determination of the final consideration for BPP on pages 57-60 of the Preliminary Proxy Statement, and has also added disclosure regarding Houlihan Lokey's participation on page 59.

30.
Address what information was provided to the board of directors regarding the proposed transaction on September 5, 2007 prior to the board's determination on September 6, 2007 to approve the acquisition.

  Response: The Company has added the requested additional disclosure on pages 59-60 of the Preliminary Proxy Statement.

31.
We note that Houlihan Lokey delivered a draft of its preliminary fairness opinion to the board of directors on August 29, 2007. Any presentations or reports prepared by management or Houlihan Lokey, prior to the board's determination on September 6, 2007 to approve the acquisition, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

  Response: The Company has added the requested additional disclosure on pages 60 and 73-80 of the Preliminary Proxy Statement. The Company is supplementally providing the Staff with copies of Houlihan Lokey's September 5, 2007 fairness opinion analysis and management's August 29, 2007 financial model for the Acquisiton.

32.
Disclose the methods used by the board in determining whether the acquisition consideration to be paid by Aldabra was fair from a financial point of view to its stockholders. What factors led Aldabra to offer $1.649 billion, then $1.625 billion in enterprise value for BPP?

  Response: The Company has added the requested additional disclosure on pages 58-60 of the Preliminary Proxy Statement.

33.
Please revise to briefly indicate what was covered in the amendment to the purchase agreement which was executed on October 18, 2007.

  Response: The Company has added the requested disclosure on page 60 of the Preliminary Proxy Statement.

34.
We note that Pali Capital and Lazard Freres & Co. provided advisory services to Aldabra in connection with the negotiation of the terms of the acquisition. Please revise to indicate the services provided and when these advisors participated in the acquisition negotiations.

  Response: The Company has added the requested disclosure on pages 56-59 of the Preliminary Proxy Statement.

Factors Considered by the Aldabra Board In Approving the Acquisition, page 52

35.
Please define "free cash flow."

  Response: The Company has added the requested disclosure on page 67 of the Preliminary Proxy Statement.

36.
Please revise to elaborate on the "valuation of comparable companies" analysis and the discounted cash flow analysis that you engaged in to recommend shareholders vote for this transaction.

  Response: The Company has added the requested additional disclosure on page 66 of the Preliminary Proxy Statement.

37.
We note your statement that the "Aldabra board of directors considered a wide range of business, financial, and other factors and believes that the non-exhaustive list of factors below strongly supports its... recommendation to approve the Acquisition." Please revise to clarify that your discussion addresses all the material factors considered by the board of directors.

  Response: The Company has added the requested additional disclosure on page 61 of the Preliminary Proxy Statement.

38.
The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and a detailed analysis of the factors considered and conclusions reached. In addition, the discussion should provide any analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral to the board's conclusion.

  Response: The Company has added the requested additional disclosure on pages 61-68 of the Preliminary Proxy Statement.

39.
Please briefly describe the future capital and operating projects that would provide an effective use for future warrant proceeds.

  Response: The Company has added the requested additional disclosure on page 63 of the Preliminary Proxy Statement.

40.
For each valuation method, please describe in detail how the debt servicing obligations, in connection with the business combination, affect the board of directors' valuation of the company including its analysis of projected cash flows.

  Response: The Company has added the requested additional disclosure on page 66 of the Preliminary Proxy Statement.

41.
We note that financial forecasts and estimates of BPP were provided to Aldabra. Please clarify how Aldabra used the financial forecasts and estimates in the valuation determination.

  Response: The Company has added the requested additional disclosure on pages 58, 66, 68, and 69 of the Preliminary Proxy Statement.

42.
Please provide a more detailed discussion of the consideration given to any negative factors considered by the board of directors.

  Response: The Company has added the requested additional disclosure on pages 65 and 67 of the Preliminary Proxy Statement.

43.
Please clarify MDP's role and "continued partnering" with BPP in the future after the consummation of the business combination.

  Response: The Company has revised the disclosure on page 68 of the Preliminary Proxy Statement to delete the reference to MDP.

Required Vote, page 56

44.
The proxy statement states that Aldabra's insiders will vote their private shares in accordance with the majority of the IPO shares cast with respect to the Acquisition proposal. The insiders, however, do not have this restriction on any shares purchased on the open market. Please disclose the amounts of shares purchased on the open market by Aldabra's insiders. Also, please disclose, if known, how the insiders intend to vote the shares purchased in the open market.

  Response: The Company has added the requested additional disclosure on pages 71-72 of the Preliminary Proxy Statement.

Interests of Certain Persons in the Acquisition, page 57

45.
Please include disclosure with respect to all warrants, not just the insider warrants, held by Aldabra's officers and directors, would expire worthless if a business combination is not consummated within the time allotted. Specifically indicate the number of warrants held by the officers and directors along with the current market value.

  Response: The Company has added the requested additional disclosure on pages 81-82 of the Preliminary Proxy Statement.

46.
Specifically name those officers, to the extent known, that will enter into employment agreements. Also, we note that the compensation will not be determined until after the transaction. Provide clear disclosure that the investors will not have the information regarding compensation arrangements at the time they vote on the acquisition and the resultant risks.

  Response: The Company has added the requested additional disclosure on page 83 of the Preliminary Proxy Statement, and has likewise revised similar language found on pages 8-9 in the corresponding section of the summary.

47.
We note that Messrs. Leight and Weiss, along with their respective family trusts, and board members plan on purchasing securities of Aldabra on the open market prior to the vote. Please provide disclosure that if such purchases are made from stockholders likely to vote against the transaction or convert their shares, it is more likely that the business combination will succeed. Also, please disclose whether management of BPP is also planning on making such purchases.

  Response: The Company has added the requested additional disclosure on pages 81 and 83 of the Preliminary Proxy Statement.

48.
Please disclose the timing of Messrs. Leight and Weiss, along with their family trusts, investment in MDP funds. Specifically, did such investment occur prior to the formation of Aldabra?

  Response: The Company has added the requested disclosure on page 82 of the Preliminary Proxy Statement.

49.
Please revise to indicate the amount of the "controlling stake" MDCP IV owned in the Seller.

  Response: The Company has added the requested disclosure on page 82 of the Preliminary Proxy Statement, and has likewise revised similar language found on pages 2, 9, 33 and 55 of the Preliminary Proxy Statement.

The Purchase Agreement, page 59

Intellectual Property License Agreement, page 86

50.
Please specify the trademarks subject to the Intellectual Property License Agreement.

  Response: The Company has added the requested disclosure on page 111 of the Preliminary Proxy Statement.

Acquisition Financing, page 88

51.
Name each entity providing these financing arrangements, to the extent known.

  Response: All of the financing arrangements are being made pursuant to the Debt Commitment Letter with Goldman Sachs Credit Partners, L.P. and Lehman Brothers, Inc., which are now defined as the Initial Lenders in the Preliminary Proxy Statement. The Company has added the requested disclosure on page 113 of the Preliminary Proxy Statement. The Company has likewise revised similar language found on page 10.

The Houlihan Lokey Fairness Opinion, page 95

52.
Please move the disclosure regarding the Houlihan Lokey Fairness Opinion to a section closely following the section "Factors Considered by the Aldabra Board in Approving the Acquisition".

  Response: The Company has moved this disclosure as requested by the Staff. The disclosure regarding the fairness opinion has been moved to immediately follow the section entitled "Factors Considered by the Aldabra Board in Approving the Acquisition."

53.
We note that Boise Cascade LLC provided financial forecasts and projections with respect to BPP for the years ended December 31, 2007 through 2012 to Houlihan Lokey. Supplementally provide us with these financial forecasts and projections. Please revise your proxy statement to disclose the financial forecasts or projections prepared by the management of the seller or provide us with a detailed analysis for any conclusion that the non-public information is not material and therefore need not be disclosed. We may have further comment.

  Response: Rather than supplementally provide the Staff with the forecasts and projections, the Company has added disclosure on pages 68-69 of the Preliminary Proxy Statement to include the material information set forth in the financial forecasts and projections provided by the Seller to Aldabra for the years ended December 31, 2007 through 2012. A new section describing the forecasts (entitled "Certain Financial Projections") has been added immediately prior to the section entitled "The Houlihan Lokey Fairness Opinion."

54.
We note your disclosure that "Houlihan Lokey's opinion was furnished for the use and benefit of our board of directors in connection with its consideration of the Acquisition and was not intended to, and does not, confer any rights or remedies upon any other person, and it not intended to be used, and may not be used, for any other purpose, without Houlihan Lokey's prior written consent." We note the limitation on reliance by shareholders in the fairness opinion provided by Houlihan Lokey and the disclosure regarding such limitation in the section "The Houlihan Lokey Fairness Opinion." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Houlihan Lokey's belief that shareholders cannot rely upon the opinion to support any claims against Houlihan Lokey arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Houlihan Lokey would have no effect on the rights and responsibilities of either Houlihan Lokey or the board of directors under federal securities laws.

  Response: In the disclosure related to the fairness opinion on page 75 of the Preliminary Proxy Statement, and in the opinion itself, the language has been deleted which stated that the opinion was not intended to, and does not, confer any rights or remedies upon any other person.

55.
Please disclose that Houlihan Lokey has consented to use of the opinion in the document.

  Response: Disclosure has been added to make it clear on page 80 of the Preliminary Proxy Statement that Houlihan Lokey has consented to the use of its opinion in the Preliminary Proxy Statement.

56.
We note that Houlihan Lokey ("Houlihan") considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable.

  Response: The disclosure of each of the valuation methods used by Houlihan Lokey on pages 75-80 of the Preliminary Proxy Statement has been revised to provide additional detail and more completely describe each method, including how the various multiples were determined, the assumptions made, and the basis for selecting certain companies and transactions for comparison.

57.
Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Houlihan and Aldabra, or their affiliates. Specifically indicate the amount of Houlihan Lokey's fee that was paid upon the execution of the engagement letter and the amount of the fee that was paid on the delivery of Houlihan Lokey's opinion.

  Response: The disclosure on page 80 of the Preliminary Proxy Statement has been revised to explain that Houlihan Lokey and Aldabra have not had in the past two years, and do not intend to have, any service or other direct material business relationship. The disclosure has been revised to disclose when the various portions of the Houlihan Lokey fee were paid.

58.
Please provide the basis for the estimated EBITDA for FY 2007 and 2008 projections.

  Response: The Company has added the requested disclosure on page 77 of the Preliminary Proxy Statement. The new section entitled "Certain Financial Projections" discloses the basis for management's estimated FY 2007 and 2008 EBITDA projections.

59.
We note your table of the selected transactions. Explain how you determined that these transactions were comparable. Provide the revenues, net income (loss), assets, etc. for each comparable company in tabular format.

  Response: The Company has added the requested additional disclosure on page 79 of the Preliminary Proxy Statement. The disclosure has been revised to explain that the comparable transactions identified were selected because they involved companies whose main businesses were the manufacture of uncoated free sheet, containerboard and other paper products. A column has also been added to the selected transactions table to identify for each comparable company the enterprise value / LTM EBITDA ratio for each company, which was the financial metric considered by Houlihan Lokey with respect to such companies.

60.
Explain how the discount rate of 10-12% was determined. Please explain how BPP's estimated weighted average cost of capital was determined.

  Response: The Company has added the requested additional disclosure on pages 79-80 of the Preliminary Proxy Statement.

61.
Please revise to discuss in detail the analysis performed by Houlihan Lokey to determining that the fair market value of BPP is at least equal to 80% of the net assets of Aldabra 2 Acquisition.

  Response: The Company has added the requested additional disclosure on page 80 of the Preliminary Proxy Statement. The disclosure has been revised to add a subsection discussing in detail Houlihan Lokey's analysis to determine that the transaction satisfies the 80% test.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3—Purchase Price Allocation, page 110

62.
Please revise to disclose the expected useful lives or amortization periods of significant assets acquired in the purchase business combination.

  Response: In response to the Staff's comment, the Company has revised Note 3 on page 127 to reference Notes 4i and 4k for the estimated useful lives or amortization period of the significant assets acquired.

Note 4—Adjustments to the Unaudited Pro Forma Balance Sheet, page 110

63.
In regards to adjustment k, show us where you have allocated purchase price to the new fiber contract with the Seller (i.e. terms based on a fully-owned segment relationship), the existing contract with Forest Capital Partners as disclosed on page 139 and the outsourcing services agreement disclosed on page 200.

  Response: The Company notes the Staff's comment and respectfully submits that, in adjustment k the Company did not allocate purchase price to the new fiber contract with the Seller or the existing contract with Forest Capital Partners because the contracts reflect market prices. Because the parties to the Outsourcing Agreement will provide services for a price equal to fully allocable cost with no profit margin, the Outsourcing Agreement represents an underwater contract. However, the Company's preliminary calculations suggest that the amount is not significant. Since the amount is a preliminary estimate that is not expected to be significant, no amount has been included in the pro forma adjustments for the underwater contract.

Note 5—Adjustments to the Unaudited Pro Forma Statements of Income, page 113

64.
We reviewed your pro forma adjustments and it is unclear how adjustments h and i are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of Aldabra 2 and BPP that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

  Response: In response to the Staff's comment, the Company removed adjustment h.

  As it relates to adjustment i (as referenced in the prior filing), the Company notes the Staff's comment and has revised the wording on pages 130-131 to more accurately portray the reason for the adjustment as shown in adjustments g and j. Assuming no exercise of conversion rights, BPC reported pro forma operating income during the nine months ended September 30, 2007, and pro forma losses for the year ended December 31, 2006. The losses generated a deferred tax asset, which was fully reserved with a valuation allowance. The valuation allowance was necessary because BPC did not meet the more likely than not standard to record income tax benefits related to the net operating losses. BPC reported pro forma income for the nine months ended September 30, 2007; therefore, the Company released some of the valuation allowance placed against the deferred tax asset generated by the 2006 losses. The income tax effect of releasing the 2006 valuation allowance offsets the tax expense generated from the 2007 income. This results in no income taxes recorded during the nine months ended September 30, 2007.

  Assuming maximum exercise of conversion rights, BPC recorded operating losses for both the nine months ended September 30, 2007, and the year ended December 31, 2006. The losses generated a deferred tax asset, which was fully reserved with a valuation allowance. This valuation allowance was necessary because BPC did not meet the more likely than not standard to record any income tax benefit related to the net operating losses.

2008 Boise Paper Company Incentive and Performance Plan, page 123

65.
Provide the disclosure required by Item 10(a)(2)(iii) of Schedule 14A.

  Response: The Company has added the requested disclosure on page 142 of the Preliminary Proxy Statement.

Other Information Related to Aldabra, page 129

Business of Aldabra, page 129

66.
Provide the disclosure required by Item 101(a)(1) of Regulation S-K. Provide a clear discussion of the structure of the company and its various entities. Also, provide a more detailed discussion of your business as required by Item 101(c) of Regulation S-K.

  Response: The Company has added the requested disclosure on page 146 of the Preliminary Proxy Statement.

Offering Proceeds, page 129

67.
Please provide a detailed discussion of how the funds outside the trust were spent and, if the actual expenditures differed from the use of proceeds in the Form S-1, explain the reason.

  Response: The Company has added the requested additional disclosure on pages 147-148 and 150-151 of the Preliminary Proxy Statement.

Information About Boise Paper Products, page 137

68.
To provide an investor with a better understanding of BPP's capacity and production trends, consider providing manufacturing capacities for each fiscal year for which financial statements are presented.

  Response: In response to the Staff's comment, the Company revised pages 156 and 162 to add the following disclosures:

  "For all years presented the paper segment's annual paper production was approximately 1.8 million short tons (a short ton is equal to 2,000 pounds) and its annual paper production capacity was approximately 1.9 million short tons."

  "For all years presented the packaging and newsprint segment's annual paper production and annual paper production capacity was approximately 1.0 million short tons."

Paper, page 137

69.
The proxy statement highlights the significance of growing the specialty and premium paper business, as opposed to the commodity paper products. Please provide figures to highlight what portion of BPP's uncoated free sheet paper business consists of value added grades of paper versus the commodity-type grades of paper.

  Response: In response to the Staff's comment, the Company revised the table on page 159 of the Preliminary Proxy Statement that sets forth sales volumes of paper and paper products to include figures of what portion of BPP's uncoated free sheet paper business consists of value-added grades of paper versus commodity-type grades.

70.
Please provide details of the long-term supply contract between the Seller and Forest Capital Partners, L.L.C.

  Response: Please see the Company's response to Comment 15.

71.
The proxy statement discloses that the agreement in which BPP receives or makes an additional payment to OfficeMax each year based on average price of uncoated free sheet paper will terminate after the merger. Please disclose the recent amounts paid to or received from OfficeMax under this agreement.

  Response: In response to the Staff's comment, the Company revised page 160 to disclose the amount the Seller accrued for amounts owed to OfficeMax under the agreement as follows: "The Seller also currently has an agreement in place whereby it receives or makes additional payment to OfficeMax each year based on the average price of uncoated free sheet paper. For the first and second anniversary periods, which ended October 29, 2005 and 2006, neither Boise Cascade nor OfficeMax owed additional consideration for the purchase price. For the third anniversary period ended October 29, 2007, the Seller estimates that it will owe OfficeMax approximately $32.7 million. This agreement will be terminated as a result of the Acquisition, and consequently, BPC will neither receive payments from, nor make payments to, OfficeMax under this agreement."

Packaging & Newsprint, page 141

Raw Materials and Input Costs, page 143

72.
Please disclose if any of the long-term market based contracts for fiber for the newsprint segment is material. If so, please provide details of any such agreement.

  Response: BPP Management does not consider any of the long-term market based contracts for fiber for the newsprint segment to be material. For a discussion of the materiality of this contract, please see Comment 15.

Corporate and Other Segment, page 145

73.
Please provide a more thorough description of the "Corporate and Other Segment," as required by Item 101(c) of Regulation S-K. Also, please explain why the transportation business is grouped with general corporate administration functions. See also page 150.

  Response: In response to the Staff's comment, the Company revised pages 164 and 170 to include a more thorough description of the "Corporate and Other Segment." BPP groups the transportation business with the general corporate and administrative functions because the transportation businesses are managed by Corporate and the chief operating decision makers review the operating results this way. The transportation businesses support BPP's manufacturing facilities. They provide transportation services not only to our own facilities, but also on a limited basis to other parties when geographic proximity and logistics are favorable.

Boise Paper Product's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 147

74.
The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding

  Management's Discussion and Analysis of Financial Condition and Results of Operations, Securities Act Release No. 8350 (December 19, 2003), at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

  Response: The Company has added a more detailed "Executive Overview" on page 166 of the Preliminary Proxy Statement in response to the Staff's comments. The Company respectfully notes the inclusion of known trends under "Recent Trends and Operational Outlook" on pages 170-171 of the Preliminary Proxy Statement and the extensive discussion of "Factors that Affect Operating Results" on pages 171-175 of the Preliminary Proxy Statement. The Company believes the discussion of liquidity and capital resources, which is presented on both a historical and pro forma basis, and critical accounting policies are in accordance with the Staff's guidance in this area.

Results of Operations, page l56

75.
Please revise your disclosure for each period to quantify underlying material activities that generate expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. For example, quantify each of the higher input costs of purchased pulp and energy and increased maintenance costs.

  Response: In response to the Staff's comment, on page 178 the Company revised its disclosure to quantify the material activities that generated the expense variances between periods.

Industry Mergers and Acquisitions, page 164

76.
In January of 2007, the sole customer of BPP's newsprint business, Abitibi, announced its intent to merge with Bowater Incorporated. Please address the terms of any cancellation provision in BPP's long-term contract with Abitibi. Also, please quantify the impact of any possible cancellation or non-renewal of the sales contract with Abitibi should it or its successor chose to do so.

  Response: The Company has added the requested disclosure on page 185 of the Preliminary Proxy Statement.

Divestitures, page 165

77.
Please provide an estimate of the value of Vancouver, Washington, converting plant. Also, please provide the estimated costs of closing BPP's Salem, Oregon, converting facility.

  Response: In response to the Staff's comment, on page 185 the Company revised its disclosure to provide the estimated net book value of the Vancouver, Washington, converting plant and the estimated costs of closing BPP's Salem, Oregon, converting facility.

Liquidity and Capital Resources

Historical, page 165

78.
For each period presented, please revise your disclosures to include an analysis of the components of operating cash flows that explains the significant period-to-period variations in working capital line items (e.g. provide an explanation of the significant change in your receivables, inventory, accounts payable and accrued liabilities). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of

  Financial Condition and Results of Operations [Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm] as it relates to liquidity and capital resources.

  Response: In response to the Staff's comment, the Company revised its disclosure on pages 185 and 186 to include an analysis of the components of operating cash flows.

Following the Acquisition, page 167

79.
Considering your estimates of cash required for interest payments as disclosed on page 171 and new debt incurred as part of the transaction disclosed herein, please revise to include a discussion of the annual cash outflow that will be required to service this new debt and additional debt if 39.99% of IPO shareholders convert their shares.

  Response: The Company respectfully notes the disclosure on page 192 of the Preliminary Proxy Statement of pro forma interest expense assuming exercise of maximum conversion rights.

Contractual Obligations, page 169

80.
Please consider providing a table of the company's debt agreements after giving effect to the acquisition showing the names of the lending institutions, a summary of the terms of the agreements, and outstanding balances as appropriate.

  Response: The Company respectfully notes that the contractual obligations table set forth on page 191 of the Preliminary Proxy Statement is presented giving pro forma effect to the Acquisition. Long-term debt consists solely of borrowings under the new credit facility to be entered into in connection with the Acquisition. The lenders and anticipated terms of that facility based on the terms of the Debt Commitment Letter are described in detail on pages 188-190 immediately preceding the pro forma contractual obligations table.

Beneficial Ownership of Securities, page 196

81.
For each entity listed in the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Aldabra.

  Response: The Company has added the requested additional disclosure on pages 218-219 of the Preliminary Proxy Statement.

Certain Relationships and Related Party Transactions, page 198

Agreements with Officers and Directors, page 199

82.
Please specify any out-of-pocket business expenses incurred by officers or directors that will be reimbursed by Aldabra.

  Response: The Company has added the requested additional disclosure on page 221 of the Preliminary Proxy Statement.

Aldabra 2 Interim Financial Statements

General

83.
Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

  Response: The revised Preliminary Proxy Statement contains updated financial statements in accordance with Rule 3-12 of Regulation S-X.

84.
Please revise your interim financial statements, as necessary, to comply with comments below on your audited financial statements.

  Response: Based on the Company's responses to the comments below, no revisions to the interim financial statements are required.

Notes to Interim Financial Statements

Note 2—Public Offering and Private Placement, F-9

85.
Concurrent with your IPO, we note you sold 3 million warrants at $1 per warrant to your officers and directors. Tell us the amount of compensation cost recognized in conjunction with the sale of these warrants and provide us with your analysis supporting your fair value determination.

  Response: The Company did not recognize any compensation cost associated with the sale of the warrants to officers and directors because it believes the $1.00 per warrant was at fair market value based on the following two-part analysis.

  (1)    The Company reviewed the share, warrant, and unit trading characteristics of all the comparable SPAC offerings that had $10 unit prices and warrant strike prices of $7.50 and that were declared effective during 2007 prior to our offering. In each case, SPACs with $10.00 unit offering prices and warrant strike prices of $7.50 had insider-purchased warrants priced at $1.00 per warrant, labeled (a) in the table below.

  (2)    For the same comprehensive list of comparable offerings, the Company reviewed the public prices of warrants on their first day trading separately from the related units to estimate the portion of the unit that related to the warrant. The Company then applied to that value a discount, estimated to be less than 10%, for illiquidity.

  The Company believes that this discount is further supported by a study of 3,174 completed PIPE transactions from 2000 to 2006 which found that privately issued securities were valued at a discount of 9.7%, on average, than their comparable public equivalents (Verdasca, Andrew. "Common Stock PIPE Discounts and Long-Term Performance." NYU Leonard N. Stern School of Business, Working Paper. April 2, 2007. Faculty Advisor: Yakov Amihud). Therefore, we estimated that a discount range of 5%-10% for illiquidity (as compared to the average publicly-traded warrant) was appropriate to determine a fair private market value for the warrants.

  On average, warrants for comparable securities traded at a market value equal to 10.8% of the sum of the warrants themselves and their related share prices, shown as cell (b) below. The Company then applied the illiquidity discount of between 5%-10%, shown in (c1) and (c2) below to determine that a fair market value for the warrants would be between 10.3%-9.7% ((d1) and (d2) below) of the $10.00 unit price, labeled (e) below, multiply those percentages times $10.00 unit price of the warrants and get a resulting fair market value for illiquid insider warrants between $0.97-$1.03 per warrant.

Company	TICKER	Gross Proceeds	Unit Offer	Insider Warrant Purchase Price		Warrant/ Share 1st Trading Split Date	Day 1 Price per Share	Day 1 Price per Warrant	Warrant Price as % (Share Price +Warrant Price)
GLG PARTNERS INC	GLG	$528	$10.00	$1.00		1/29/2007	$9.25	$1.15	11.1%
NTR ACQUISITION CO	NTQ	$246	$10.00	$1.00		2/23/2007	$9.25	$0.75	7.5%
VICTORY ACQUISITION CORP	VRY	$330	$10.00	$1.00		6/1/2007	$9.35	$1.38	12.9%
PINPOINT ADVANCE CORP	PPAC	$29	$10.00	$1.00		6/7/2007	$9.15	$1.30	12.4%
ALPHA SECURITY GROUP CORP	HDS	$60	$10.00	$1.00		6/14/2007	$9.35	$1.05	10.1%
Average		$239	$10.00	$1.00	(a)		$9.27	$1.13	10.8	%(b)

Public Warrant Value as % Unit Price	10.8%
Illiquidity Discount—Low End:	5%	(c1)
High End:	10%	(c2)
Average warrant price as % unit, less low end illiquidity discount [(a)x(1-b1)]	10.3%	(d1) = (b)x(1-c1)
Average warrant price as % unit, less high end illiquidity discount [(a)x(1-b2)]	9.7%	(d2) = (b)x(1-c2)
Aldabra 2 Unit Price per share	$10.00	(e)
Aldabra 2 Unit Price × Warrant as % Unit price—High End:	$1.03	(e) × (d1)
Aldabra 2 Unit Price × Warrant as % Unit price—Low End:	$0.97	(e) × (d2)

  Based on the factors above, the Company believes that the $1 paid for the warrants approximated the fair value on the warrants on the date they were issued.

Aldabra 2 Audited Financial Statements

General

86.
Based on your disclosure on page 182, we note you did not pay compensation to your officers and directors. We also note that contributed capital related to services rendered is not recorded in your financial statements. Tell us how your accounting for services rendered by management is consistent with SAB Topic 5T or revise to record all expenses associated with services received from your management (e.g. contributed capital).

  Response: The Company respectfully submits that the value of any services provided by the officers and directors cannot be reliably measured. The Company is a development stage company and has not yet commenced operations. Accordingly, the recording of compensation would not be material to an understanding of operating results of the Company. This is consistent with SAB Topic 5T in that the Company's officers and directors are not paying expenses or incurring liabilities on behalf of the Company.

BPP Interim Financial Statements

Notes to Interim Financial Statements

Note 1—Basis of Presentation, F-28

87.
We note on page 147 you disclose the net corporate expense allocation for the interim period and fiscal year ended December 31, 2006 was $0.7 million and $11.6 million, respectively. Please revise to disclose the facts that support such a dramatic decrease in allocated operating expenses between periods.

  Response: In response to the Staff's comment, the Company revised its disclosure on page 167 to disclose the facts that support the variances reported in the Corporate and Other segment for the nine months ended September 30, 2007, compared with December 31, 2006. The reasons for the variance you noted during your review of the June 30, 2007 data are consistent with the explanations disclosed in the Preliminary Proxy Statement on page 167.

BPP Audited Financial Statements

Notes to Audited Financial Statements

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, F-49

88.
We note Abitibi purchases all of the newsprint BPP produces at a price equal to the price Abitibi's mills receive from customers, less associated expenses and a sales and marketing discount. Please revise your accounting policy to disclosure how you considered EITF 01-09 in your accounting for the consideration given to Abitibi.

  Response: In response to the Staff's comment, on page F-52 the Company added the following paragraph to the Revenue Recognition Policy: "BPP sells all of the newsprint it produces to Abitibi at a price equal to the price Abitibi's mills receive from customers, less associated expenses and a sales and marketing discount. In accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), the discount is presumed to be a reduction of the selling price of the product, and therefore, characterized as a reduction of revenue in our Consolidated Statements of Income (Loss)."

Note 5—Assets Held for Sale, F-57

89.
We note in 2005 that BPP decided to divest their converting business in Vancouver, Washington; however as of June 30, 2007 the assets still have not been sold. Tell us how you continue to meet the criteria of paragraph 30 and 31 of SFAS 144 and revise to provide disclosures required by paragraph 47 of SFAS 144.

  Response: In response to the Staff's comment, the Company revised its disclosures on pages F-60 and F-61 of the Preliminary Proxy Statement to include a description of the facts and circumstances leading to the expected disposal and the expected timing of the disposal. In addition, the Company added the segment the disposal group is reported under per SFAS No. 131.

  The Seller believes that it continues to meet the criteria of paragraphs 30 and 31 of SFAS No. 144 for the following reasons:

  In September 2005, the Seller reviewed the held for sale criteria in paragraph 30 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and concluded that all of the criteria were met as it related to the Vancouver asset disposal group. As a result, the Seller considered the

  Vancouver assets as held for sale and discontinued depreciation September 30, 2005. At September 30, 2007, only land and land improvements remain.

  In September 2006 and every quarter thereafter, the Seller evaluated whether it was still appropriate to continue to classify these assets as held for sale now that the sale has extended beyond one year. Based on review of paragraph 31 of SFAS No. 144, the Seller concluded that it is still appropriate to continue to classify the assets as held for sale since the Seller has a firm purchase commitment and (a) the Seller has initiated or will initiate on a timely basis actions necessary to respond to the change in circumstances and (b) the Seller expects a favorable resolution of the delaying factors.

  Railroad/port issues initially delayed the sale of the property. However, at December 31, 2006, these issues had been resolved. The Seller currently has a firm purchase commitment with a buyer. Presently, the delaying factor in the transaction is finalizing legal descriptions and resolving issues arising under the City of Vancouver Ordinances. The Seller has a $1 million nonrefundable deposit from the buyer and the buyer says that he has spent in excess of $300,000 of incremental costs on the property. As a result of the above facts, the Company expects a favorable resolution to the delaying factors and the Seller believes that it is appropriate to continue to consider the Vancouver property as held for sale.

  If, for some reason, the transaction with the expected buyer falls through, the Seller (and/or the Company) would remarket the property with the expectation that it would realize net proceeds in excess of the property's carrying value.

Note 16—Segment Information, F-72

90.
Please revise to disclose the types of products and services from which revenues are generated by your "Corporate and Other" segment in accordance with paragraph 26 of SFAS 131.

  Response: In response to the Staff's comment, the Company revised its disclosure on page F-76 to reference the rail and truck transportation businesses from which revenues are generated by BPP's "Corporate and Other" segment.

Exchange Act Reports

91.
Please revise your other Exchange Act reports to comply with the comments above, as applicable.

  Response: Based on the Company's responses, we do not believe that any revisions to the Company's Exchange Act reports are required.

Annexes, Exhibits and Schedules

92.
Please list all schedules or attachments to the acquisition agreement. Please file all material exhibits and schedules to annexes not already provided. We may have further comment.

  Response: The purchase agreement included as Annex A to the Preliminary Proxy Statement has been supplemented with a description of all schedules, annexes and exhibits thereto on pages A-83 and A-84. The Company confirms that there is no material information in the schedules or exhibits that is not disclosed elsewhere in the Preliminary Proxy Statement or in the purchase agreement itself. The Company previously filed forms of the following material exhibits to the purchase agreement: Investor Rights Agreement (Exhibit H), Amendment to Buyer's Certificate of Incorporation (Exhibit N), Amended and Restated Buyer Certificate of Incorporation (Exhibit O) and Amended and Restated Buyer Bylaws (Exhibit P). The Company has not executed any of the other agreements set forth as exhibits to the purchase agreement. The Company notes the summary on pages 109-112 of the Preliminary Proxy Statement of the material terms of the agreements and term sheets set forth in any exhibits that could be deemed material. The Company notes its filing obligations and intends to file all material agreements, once executed, as exhibits to the Company's Form 8-K immediately following the Acquisition.

*        *        *        *        *

        The Company hopes that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (212) 715-9435.

Sincerely,
/s/ Philip R. Weingold Philip R. Weingold
cc:
Jason Weiss
Thomas S. Souleles
Carol Anne Huffpqs

EXHIBIT A

[ALDABRA 2 ACQUIISITION CORP. LOGO]

December 7, 2007

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Edwin Kim

    Re:
    Aldabra 2 Acquisition Corp. Preliminary Proxy Statement on
    Schedule 14A (SEC File No. 001-33541), originally filed on
    October 26, 2007.

Ladies and Gentlemen:

        Aldabra 2 Acquisition Corp., a Delaware corporation (the "Company"), as part of its response to the comment letter addressed to Jason Weiss from the staff of the Securities and Exchange Commission (the "Commission") dated November 27, 2007, hereby acknowledges the following:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please feel free to contact the undersigned at (310) 459-5132. Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ Jason Weiss Jason Weiss Chief Executive Officer

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  EXHIBIT A